MF File Video Script

There is something about fire that touches everyone. Something primal. Something romantic.

Hi, I'm Taylor Myers, a fire scientist and co-founder of MF Fire.

We've created Catalyst, the world's first smart, ultra-clean wood stove.

Hi, I'm Ryan Fisher, co-founder and COO of MF Fire. 10 Million American homes are heated with wood. Unfortunately, traditional wood stoves are dirty, inefficient, and difficult to use.

There is a $6 billion market for wood stoves across North America and Europe, with more than 200,000 units sold in the U.S each year.

MF Fire is a fire technology company. We're passionate about using our knowledge of combustion and technology to engineer superior fire products.

With Catalyst, we've reimagined the wood stove as a clean energy source, and created a smart stove that is ultra-clean, incredibly easy to use, safe, and beautiful.

The Catalyst delivers the cleanest burn ever achieved, 60 times cleaner than the average stove and producing less smoke than a single cigarette.

That means no more smoke or soot or lingering smell.

Our smart controller gives you the perfect burn every time, with simple 'push-button' automated control via a Nest-like smart app.

Imagine remotely starting your fire on your last ski run, extending the burn time during a party, or increasing the heat output to quickly break the chill.

You can control the burn at the touch of a button.

Just set your room temperature and let the smart controller take over.

The result is a fire with easy start up, easy clean up, and a safer environment for you and your family.

To complete the perfect user experience, we add a 180° full fire viewing, with glass that remains clean, so you always enjoy your fire

This revolutionary technology has won a number of awards, including the MIT Clean Energy Prize and the Wood Stove Design Challenge Low Emissions Prize and Grand Prize. we've also been featured in prestigious publications, like the New York Times, the Wall Street Journal, National Geographic, and Smithsonian Magazine.

Hi I'm Paul LaPorte, CEO of MF Fire. Prior to joining MF Fire, I helped fund the company. I liked the team and technology so much, I had to be a part of it.

We currently have a $1.1M back log of purchase requests and a $3M sales pipeline. We're raising $1M to take us from EPA certification to order fulfillment and to accelerate sales and marketing. We love for you join us too.